SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)
                                (FINAL AMENDMENT)

                                -----------------


                                BERTUCCI'S, INC.
                       (Name of Subject Company [Issuer])

                             NERC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                           NE RESTAURANT COMPANY, INC.
                                    (Bidder)


                    COMMON STOCK, PAR VALUE $0.005 PER SHARE
                         (Title of Class of Securities)

                                   086063 10 4
                      (CUSIP Number of Class of Securities)

                             -----------------------


                                  DENNIS PEDRA
                                    PRESIDENT
                           NE RESTAURANT COMPANY, INC.
                                80A TURNPIKE ROAD
                        WESTBOROUGH, MASSACHUSETTS 01581
                                 (508) 870-9200
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                 WITH A COPY TO:

                            DAVID L. FINKELMAN, ESQ.
                          STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400

CUSIP NO.  086063 10 4

                                      14D-1


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1.       NAME OF REPORTING PERSONS
         S.S  OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

         NERC Acquisition Corp. (I.R.S. Identification No. 04-3421491)
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) |X|
                  (b) |_|
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3.       SEC USE ONLY
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4.       SOURCES OF FUNDS
                  AF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(E) OR 2(F)
                  |-|
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Massachusetts
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7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,758,638 shares
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8.       CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
                  |_|
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9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
                  98.3%
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10.      TYPE OF REPORTING PERSON
                  CO
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
CUSIP NO. 086063 10 4

                                      14D-1


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1.       NAME OF REPORTING PERSONS
         S.S  OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

         NE Restaurant Company, Inc. (I.R.S. Identification No.
         06-1311266)
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) |X|
                  (b) |_|
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3.       SEC USE ONLY
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4.       SOURCES OF FUNDS
                  BK, OO, AF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(E) OR 2(F)
                  |-|
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,758,638 shares*
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8.       CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
                  |_|
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9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
                  98.3%
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10.      TYPE OF REPORTING PERSON
                  CO
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*        Constitutes number beneficially owned by NERC Acquisition Corp.

     NERC Acquisition Corp., a Massachusetts corporation ("Purchaser"), and NE Restaurant Company, Inc., a Delaware corporation ("Parent"), hereby further amend and supplement their Tender Offer Statement on Schedule 14D-1 (as subsequently amended, the "Schedule 14D-1"), filed with the Securities and Exchange Commission on May 20, 1998, with respect to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.005 per share (the "Shares"), of Bertucci's, Inc., a Massachusetts corporation (the "Company"). All capitalized terms used herein shall have the meaning set forth in the Schedule 14D-1 or the Offer to Purchase dated May 20, 1998, except as may otherwise be provided herein.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Paragraphs (a)-(b) of Item 4 is hereby amended and supplemented by the following:

     A copy of the Indenture dated July 20, 1998 (the "Indenture") between Parent and United States Trust Company of New York, as trustee, relating to the Senior Notes has been filed as Exhibit (b)(2) to the Schedule 14D- 1 and is incorporated herein by reference. Reference is made to the Indenture for the actual terms thereof.


ITEM 6.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

     Purchaser's Offer to purchase Shares of the Company expired at 12:00 midnight, New York City time, on July 20, 1998. Based upon a count by United States Trust Company of New York, the Depositary for the Offer (the "Depositary"), 8,328,638 Shares were properly tendered to Purchaser pursuant to the Offer. Such Shares, together with the 430,000 Shares beneficially owned by Parent prior to the commencement of the Offer, aggregate 8,758,638 Shares, which constitute more than 90% of the Shares outstanding on July 21, 1998. The Merger was effected on that date pursuant to the short-form merger provisions of Massachusetts law without the vote of any other stockholder of the Company.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding thereto the following exhibits:

         (a)(15)  Press release issued by Parent on July 21, 1998.
         (b)(2) Indenture dated July 20, 1998 between Parent and United States Trust Company of New York, as trustee.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: July 28, 1998



                                      NE RESTAURANT COMPANY, INC.



                                       By:  /S/ PAUL V. HOAGLAND
                                            ---------------------
                                            Paul V. Hoagland
                                            Executive Vice President


                                       NERC ACQUISITION CORP.



                                       By: /S/ PAUL V. HOAGLAND
                                           ---------------------
                                           Paul V. Hoagland
                                           Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

    (a)(15)       Press release issued by Parent on July 21, 1998.
    (b)(2) Indenture dated July 20, 1998 between Parent and United States Trust Company of New York, as trustee.